June 16, 2016	Seth K. Weiner
404-504-7664
VIA EDGAR	sweiner@mmmlaw.com
www.mmmlaw.com
Mr. C. Coy Garrison
Special Counsel
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT IV, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-11
File No. 333-205960

Dear Mr. Garrison:

On behalf of Griffin-American Healthcare REIT IV, Inc. (the “Company”), please find transmitted herein for filing the Company’s responses to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), provided during a telephone conversation on June 7, 2016, regarding Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-205960). References to page numbers are to pages of Supplement No. 4 (the “Supplement”) to the prospectus included in the Amendment.
Comment No. 1: Please revise either the “Prospectus Summary” or “Questions and Answers About this Offering” section to describe the impact of the advisor up-front funding on the values of the Class T shares and Class I shares disclosed in the customer account statements.  Please also disclose the impact of the contingent advisor payment on the net asset value of the Class T shares and Class I shares.  In addition, please describe the impact of the contingent advisor payment on the customer account statements until the net asset value is determined.

Response: The Company hereby undertakes to revise the “Questions and Answers About this Offering – Why did you begin to offer Class T shares and Class I shares, and what are the similarities and differences between the classes?” section of the Supplement to disclose the information referenced in the Staff’s comment. The Company will file the revised Supplement pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Securities Act”), no later than the second business day after the Amendment is declared effective by the Commission.

Comment No. 2: On page 5 of the supplement, in the discussion of the services provided in connection with the payment of the stockholder servicing fee, clarify whether all Class T stockholders will receive all services, or whether only certain Class T stockholders will receive certain services.  In addition, clarify whether Class I stockholders will receive similar services.

Response: The Company hereby undertakes to revise the “Questions and Answers About this Offering – What services are provided in connection with the payment of the stockholder servicing fee?” section of the Supplement to disclose the information referenced in the Staff’s comment. The Company will file the

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MORRIS, MANNING & MARTIN, LLP

Mr. C. Coy Garrison
Securities and Exchange Commission
June 16, 2016

revised Supplement pursuant to Rule 424(b)(3) under the Securities Act no later than the second business day after the Amendment is declared effective by the Commission.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:	Jeffrey T. Hanson
Cora Lo, Esq.
Lauren B. Prevost, Esq.

Griffin-American Healthcare REIT IV, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

June 16, 2016

VIA EDGAR

Mr. C. Coy Garrison
Special Counsel
Office of Real Estate & Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Griffin-American Healthcare REIT IV, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-11
File No. 333-205960

Dear Mr. Garrison:

Griffin-American Healthcare REIT IV, Inc. (the “Company”) acknowledges that, should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare Post-Effective Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-11 (Registration No. 333-205960) (the “Registration Statement”) effective, it does not foreclose the Commission from taking any action with respect to the Amendment or the Registration Statement, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment or the Registration Statement, and that the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please call me at (949) 270-9200.

Sincerely,

Griffin-American Healthcare REIT IV, Inc.

/s/ Jeffrey T. Hanson

Jeffrey T. Hanson
Chief Executive Officer

cc:	Cora Lo, Esq.
Lauren B. Prevost, Esq.
Seth K. Weiner, Esq.